

June 1, 2022

William Wei Cao
Chief Executive Officer
Gracell Biotechnologies Inc.
Building 12, Block B, Phase II
Biobay Industrial Park
218 Sangtian St.
Suzhou Industrial Park, 215123
People's Republic of China

> **Re: Gracell Biotechnologies Inc.**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed May 19, 2022**
> **File No. 333-264545**

Dear Dr. Cao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2022 letter.

Amendment No. 1 to Registration Statement on form F-3 filed May 19, 2022

Cover Page

1. We acknowledge your revised disclosure in response to our prior comment 1. Please revise to disclose that you were conclusively identified by the Commission under the HFCAA, as listed on https://www.sec.gov/hfcaa. Please also revise your disclosure in the sales agreement prospectus accordingly.

2.   We note your response to our prior comment 2, which we reissue. Please revise your disclosure on the cover page to specifically address regulatory actions and recent public statements made by China's government related to the regulation of business operations in China with little advance notice. Please also provide a specific cross-reference to your detailed discussion of risks facing the company as a result of your auditor being subject to the determinations announced by the PCAOB on December 16, 2021. We note that your disclosure references "Risks Related to Doing Business in China" more generally. Please also revise your disclosure in the sales agreement prospectus accordingly.

Our Company, page 4

3.   We acknowledge your revised disclosure in response to our prior comment 4, which we reissue in part. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. We refer to your disclosure that you exercise effective control and receive economic benefits of the VIE and its subsidiary's operations on pages 5 through 7. Additionally, please revise to include disclosure in the Summary that you are the primary beneficiary of the VIE and its subsidiary for accounting purposes. In addition, please clarify that shareholders would not hold any ownership interest, direct or indirect, in the VIE and its subsidiary in China and would merely have a contractual relationship with that operating company. Please revise here and in the sales agreement prospectus accordingly.

4.   We note your revised disclosure in response to our prior comment 7, which we reissue in part. Please update your disclosure here, on the cover page and in the sales agreement prospectus to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Permissions Required from the PRC Authorities for Our Issuance of Securities to Foreign Investors, page 15

5.   We acknowledge your response to our prior comment 8, which we reissue in part. Please revise to include disclosure here that the Cybersecurity Review Measures, which were promulgated by the CAC and several other regulatory authorities in China, became effective on February 15, 2022. We refer to your disclosure on page 23. Revise your disclosure for the sales agreement prospectus accordingly.

       Please contact Jane Park at 202-551-7439 or Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Will Cai, Esq.